GlobalSantaFe Repurchases Substantially All Outstanding Zero Coupon

Convertible Debentures Due 2020

Houston, Texas, June 24, 2005 — GlobalSantaFe Corporation (NYSE: GSF) today announced the results of the offer to repurchase all outstanding Zero Coupon Convertible Debentures Due June 23, 2020 issued by Global Marine Inc. (GMI), its indirect wholly owned subsidiary. The holders’ right to surrender their debentures for repurchase expired at 5:00 pm, EDT, on June 23, 2005.

The paying agent has advised that $599.2 million in aggregate principal amount at maturity of debentures were validly surrendered for repurchase and not withdrawn. Global Marine has accepted all these debentures for repurchase at a purchase price of $594.25 per $1,000 of principal amount at maturity, for an aggregate purchase price of approximately $356 million. After this purchase, $800,000 in aggregate principal amount at maturity of debentures remain outstanding.

GlobalSantaFe and Global Marine will file a final Amendment to their Tender Offer Statement on Schedule TO/A with the Securities and Exchange Commission to report the results of the offer to repurchase the Zero Coupon Convertible Debentures Due June 23, 2020.

About GlobalSantaFe

GlobalSantaFe is a leading worldwide offshore oil and gas drilling contractor offering a full range of equipment and drilling management services. The company’s diverse and technologically advanced fleet of 59 offshore rigs includes premium and heavy-duty, harsh-environment jackups, semisubmersibles, and dynamically positioned ultra-deepwater drillships. The company also operates two semisubmersibles owned by others. GlobalSantaFe is the world’s leading provider of turnkey drilling and drilling management services. More information can be found at http://www.globalsantafe.com.

Contact Information

Investors:	Media
Richard Hoffman	Julie Tushingham
Tel: 281-925-6441	Tel: 281-925-6443
Cell: 713-417-4763

1